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                                     [LOGO]

                               3155 Porter Drive
                          Palo Alto, California 94304

                                                                January 17, 1997

Dear Stockholders:

    I am pleased to inform you that on January 10, 1997, the Company entered into an Agreement and Plan of Merger with Novartis Inc. (the successor by merger to Sandoz Ltd.) and Novartis Biotech Holding Corp. (formerly Sandoz Biotech Holdings Corporation), an indirect, wholly-owned subsidiary of Novartis, pursuant to which Novartis Biotech is commencing a cash tender offer (the "Offer") to purchase all outstanding shares of the Company's common stock it does not already own at $19.50 per share. The Offer is conditioned upon, among other things, satisfaction of the condition that there be validly tendered and not withdrawn at least a majority of the outstanding shares of common stock held by stockholders other than Novartis and Novartis Biotech. Following the completion of the Offer, upon the terms and subject to the conditions of the Merger Agreement, Novartis Biotech will be merged into the Company (the "Merger"), and each share of the Company's common stock not purchased in the Offer (other than those shares held in the Company's treasury or owned by Novartis, its affiliates, or by any dissenting stockholders) will be converted into the right to receive $19.50 per share in cash, without interest. Upon consummation of these transactions, Novartis will own the entire equity interest in the Company.

    THE BOARD OF DIRECTORS, BASED IN PART ON THE UNANIMOUS RECOMMENDATION OF THE INDEPENDENT DIRECTORS (COMPRISED OF DIRECTORS WHO ARE NOT OFFICERS OF, OR CONSULTANTS TO, THE COMPANY NOR OFFICERS OR DIRECTORS OF NOVARTIS OR ITS AFFILIATES), HAS APPROVED (WITH ALL DIRECTORS WHO ARE DESIGNEES OF NOVARTIS ABSTAINING) THE MERGER AGREEMENT, DETERMINED THAT EACH OF THE OFFER AND MERGER IS FAIR TO AND IN THE BEST INTERESTS OF THE COMPANY'S STOCKHOLDERS AND RECOMMENDS THAT STOCKHOLDERS ACCEPT THE OFFER AND TENDER THEIR SHARES PURSUANT TO THE OFFER.

    In arriving at their decisions, the Independent Directors and the Board of Directors gave careful consideration to a number of factors described in the attached Schedule 14D-9 that is being filed today with the Securities and Exchange Commission. Among other things, the Independent Directors and the Board of Directors considered the opinion of Lehman Brothers, the financial advisor to the Independent Directors, that the consideration to be offered to the stockholders of the Company (other than Novartis) in the Offer and the Merger is fair, from a financial point of view, to such holders.

    Accompanying this letter, in addition to the attached Schedule 14D-9 relating to the Offer, is the Offer to Purchase, dated January 17, 1997, of Novartis Biotech, together with related materials including a Letter of Transmittal to be used for tendering your shares. These documents set forth the terms and conditions of the Offer and the Merger, provide detailed information about these transactions and include instructions as to how to tender your shares. I urge you to read the enclosed materials carefully.

                                          Very truly yours,

                                          /s/ John J. Schwartz

                                          John J. Schwartz, Ph.D.
                                          President and Chief Executive Officer